SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                              Carnival Corporation
                                  Carnival plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


        Common Stock, par value $0.01 per share, of Carnival Corporation
                      Special Voting Share of Carnival plc

                 Trust Shares (representing beneficial interests
                   in the P&O Princess Special Voting Trust)
                 ------------------------------------------------
                         (Title of Class of Securities)


                  Common Stock: 143658 10 2 and 143658 30 0**
                        Special Voting Share: G7214F 12 2
                           Trust Shares: 143658 30 0**
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  March 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    3,653,168
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:      365,317
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  3,287,851
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         2,124,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    2,124,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         2,599,265
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    2,599,265
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,599,265
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         2,599,265
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    2,599,265
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,599,265
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL 1994 "B" TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         113,970,864
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:        81,101,139
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    113,570,864
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:   82,533,579
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         196,104,443
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         30.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ETERNITY ONE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Guernsey, Channel Islands
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:               -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ETERNITY TWO TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         3,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    3,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:    759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States and Israel
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         4,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:           1,200
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,103,908
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,103,908
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         8,121,682
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    8,121,682
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:    759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         8,880,692
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAMES M. DUBIN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:           8,122,682
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       114,186,855
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:      8,122,682
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  117,137,315
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         125,259,997
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         19.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 1992 IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       41,489,930
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  41,489,930
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         41,489,930
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         KNIGHT PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         30,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       42,611,209
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  73,455,935
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         73,455,935
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         11.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SUNTRUST DELAWARE TRUST COMPANY
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:              -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  41,489,930
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         41,489,930
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD-LMA PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       41,489,930
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  41,489,930
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         41,489,930
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JPMORGAN TRUST COMPANY OF DELAWARE
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:               -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       3,000,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  8,861,718
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         8,861,718
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2003 TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:           400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,432,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MBA I, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:           400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,432,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAFASA CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:        2,374,200
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:            -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:   2,374,200
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:   759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,133,210
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JOHN J. O'NEIL
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       72,696,925
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  73,455,935
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         73,455,935
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         11.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL 2003 GRAT
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:        3,622,922
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:            -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:   3,622,922
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:       -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,622,922
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

         The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., Nickel 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity One Trust, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 1992 Irrevocable Trust, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., JPMorgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, John J. O'Neil and the Nickel 2003 GRAT (collectively, the "Reporting Persons"). This Amendment No. 8 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding. This Schedule 13D is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER

                  No material change.

ITEM 2.           IDENTITY AND BACKGROUND

                  On December 1, 2004, JMD Protector, Inc. resigned as protector of Eternity Four Trust and Knight Protector, Inc. was appointed as its successor.

                  On January 4, 2005, JMD-LMA Protector, Inc. was appointed the protector of Artsfare 1992 Irrevocable Trust, succeeding the former protector JMD Protector, Inc.

                  On January 31, 2005, SunTrust Delaware Trust Company became the sole trustee of Artsfare 1992 Irrevocable Trust, succeeding the former co-trustees Coutts (Jersey) Limited, JMD Delaware, Inc. and JJO Delaware, Inc. On January 31, 2005, Coutts (Jersey) Limited and JJO Delaware, Inc. ceased to be Reporting Persons.

                  On February 28, 2005, Knight Protector, Inc. was appointed the protector of the Ted Arison Continued Irrevocable Trust for Shari Arison, succeeding the former protector JMD Protector, Inc. On February 28, 2005, JMD Protector, Inc. ceased to be a Reporting Person.

                  On March 2, 2005, the Ted Arison Continued Irrevocable Trust for Shari Arison changed its name to Eternity Two Trust.

                  On March 3, 2005, JPMorgan Trust Company of Delaware was appointed trustee to Eternity Two Trust, succeeding the former trustee JMD Delaware, Inc.

                  Item 2 is hereby amended by deleting (a)(xii) and replacing it with the following:

                  "(a)(xii) the Eternity Two Trust"

                  Item 2 is hereby further amended by deleting (a)(xvii) and replacing it with the following:

                  "(a)(xvii) Knight Protector, Inc."

                  Item 2 is hereby further amended by deleting (a)(xviii).

                  Item 2 is hereby further amended by deleting (a)(xix) and replacing it with the following:

                  "(a)(xix) the SunTrust Delaware Trust Company"

                  Item 2 is hereby further amended by deleting (a)(xxi) and replacing it with the following:

                  "(a)(xxi) JMD-LMA Protector, Inc."

                  Item 2 is hereby further amended by deleting (a)(xxvi).

                  Item 2 is hereby further amended by deleting the second paragraph of (a) and replacing it with the following:

                  "Micky Arison is the Chairman, Chief Executive Officer and a Director of Carnival Corporation and Carnival plc, President and Treasurer of TAMMS Corp. and beneficiary of Nickel Continued Irrevocable Trust and the B Trust. Shari Arison is the beneficiary of Eternity One Trust, Eternity Two Trust and Eternity Four Trust. Michael Arison is the beneficiary of the Jafasa Continued Irrevocable Trust. Micky Arison and Shari Arison are siblings. James
M. Dubin is (i) the sole shareholder and an officer of JMD Delaware, Inc., the corporate trustee of the B Trust, Nickel Continued Irrevocable Trust, the Jafasa Continued Irrevocable Trust and Nickel 2003 GRAT, and the co-trustee of Nickel 1997 Irrevocable Trust, (ii) the sole shareholder, a director and an officer of JMD-LMA Protector, Inc., the corporate protector of Artsfare 1992 Irrevocable Trust, (iii) the sole trustee for Artsfare 2003 Trust, (iv) President of MA 1997 Holdings, Inc. and MA 1994 B Shares, Inc., and (v) a fifty-percent shareholder and an officer of Knight Protector, Inc., the corporate protector of Eternity One Trust, Eternity Two Trust and Eternity Four Trust. John J. O'Neil is (i) a fifty-percent shareholder and an officer of Knight Protector, Inc., the corporate protector of Eternity One Trust, Eternity Two Trust and Eternity Four Trust, (ii) the sole shareholder and an officer of JJO Delaware, Inc., the co-trustee of Nickel 1997 Irrevocable Trust, (iii) Vice President, Treasurer and Assistant Secretary of MA 1997 Holdings, Inc. and MA 1994 B Shares, Inc and (iv) a director and an officer of JMD-LMA Protector, Inc., the corporate protector of Artsfare 1992 Irrevocable Trust."

                  Item 2 is hereby further amended by deleting paragraph
(c)(xvii) and replacing it with the following:

                  "(c)(xvii) Artsfare 1992 Irrevocable Trust is a Delaware trust established for the benefit of Marilyn B. Arison. The address of the trust is c/o SunTrust Delaware Trust

Company, 1011 Centre Road, Suite 108, Wilmington, Delaware 19805. The sole trustee of Artsfare 1992 Irrevocable Trust is SunTrust Delaware Trust Company, a limited liability company. The address of the limited liability company is: 1011 Centre Road, Suite 108, Wilmington, Delaware 19805. The name, residence, business address and principal occupation or employment of each director, executive officer and controlling person of SunTrust Delaware Trust Company are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                   RESIDENCE OR                         PRINCIPAL OCCUPATION
              NAME                               BUSINESS ADDRESS                          OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------------------
SunTrust Banks, Inc.              303 Peachtree Street, N.W.                      Controlling Person
                                  8th Floor
                                  Atlanta, GA  30302

Barbara O' Donnell                Asset Management Advisors                       President & Director
                                  300 S. Orange Avenue
                                  Suite 775
                                  Orlando, FL  32801

M. Lisa Wilkins                   SunTrust Delaware Trust Company                 Director, Vice President,
                                  1011 Centre Road                                Secretary and Treasurer
                                  Suite 108
                                  Wilmington, DE  19805

Robert M. Moser                   SunTrust Corp.                                  Director
                                  303 Peachtree Street, N.W.
                                  8th Floor
                                  Atlanta, GA  30302

Ronald Jeffrey Peyton             SunTrust Bank                                   Director
                                  25 Park Place
                                  Atlanta, GA  30302

Stephen G. Salley                 Asset Management Advisors                       Director
                                  300 S. Orange Avenue
                                  Suite 775
                                  Orlando, FL  32801

Albert C. Secor                   SunTrust Bank                                   Director
                                  736 Market Street
                                  Chattanooga, TN  37402

Victor A. Smith                   SunTrust Bank                                   Director
                                  919 East Main Street
                                  21st Floor
                                  Richmond, VA  23261

                  Item 2 is hereby further amended by deleting paragraph
(c)(xix) and replacing it with the following:

                  "(c)(xix) SunTrust Delaware Trust Company is a Delaware limited liability company, the principal business of which is to engage in the business of a trust company. The address of the corporation is 1011 Centre Road, Suite 108, Wilmington, Delaware 19805. The name, residence, business address and principal occupation or employment of each director, executive officer and controlling person of SunTrust Delaware Trust Company are set forth in Item 2(c)(xvii)."

                  Item 2 is hereby further amended by deleting paragraph
(c)(xxi) and replacing it with the following:

                  "Knight Protector, Inc. is a Delaware corporation, the principal business of which is to serve as a protector of certain trusts established for the benefit of members of the Arison family, and has certain voting and dispositive rights with respect to the Shares held by such trusts. The address of the corporation is c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Knight Protector, Inc. are as follows:

-------------------------------------------------------------------------------------------------------------------
          NAME                             RESIDENCE OR                             PRINCIPAL OCCUPATION
                                         BUSINESS ADDRESS                              OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------------------
James M. Dubin             Paul, Weiss, Rifkind, Wharton & Garrison LLP      Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                       Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

John J. O'Neil             Paul, Weiss, Rifkind, Wharton & Garrison LLP      Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                       Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

Eric Goodison              Paul, Weiss, Rifkind, Wharton & Garrison LLP      Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                       Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

                  Item 2 is hereby further amended by deleting paragraph
(c)(xviii).

                  Item 2 is hereby further amended by deleting paragraph
(c)(xxi) and replacing it with the following:

                  "JMD-LMA Protector, Inc. is a Delaware corporation, the principal business of which is to serve as a protector of certain trusts established for the benefit of members of the Arison family, and has certain voting and dispositive rights with respect to the Shares held by such trusts. The address of the corporation is c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD-LMA Protector, Inc. are as follows:

-------------------------------------------------------------------------------------------------------------------
          NAME                             RESIDENCE OR                             PRINCIPAL OCCUPATION
                                         BUSINESS ADDRESS                              OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------------------
James M. Dubin             Paul, Weiss, Rifkind, Wharton & Garrison LLP   Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                    Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

John J. O'Neil             Paul, Weiss, Rifkind, Wharton & Garrison LLP   Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                    Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

Eric Goodison              Paul, Weiss, Rifkind, Wharton & Garrison LLP   Attorney-at-Law at Paul, Weiss,
                           1285 Avenue of the Americas                    Rifkind, Wharton & Garrison LLP
                           New York, New York 10019

                  Item 2 is hereby further amended by deleting paragraph
(c)(xxvi).

                  Item 2 is hereby further amended by deleting paragraph (f) and replacing it with the following:

                  "(f) The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

                  Marilyn Arison, Micky Arison, John J. O'Neil, James M. Dubin, Henry Eckstein, Eric Goodison, Stanford L. Stevenson, III, Thomas R. Pulsifer, Walter C. Tuthill, Richard B. Skor, Arnaldo Perez, Sean A. Amery, Paula M. Baker, Wilson J.C. Braun, Jr., David A. Diamond, Vernon M. Schreiner, David D. Wakefield, Barbara O'Donnell, M. Lisa Wilkins, Robert M. Moser, Ronald Jeffrey Peyton, Stephen G. Salley, Albert C. Secor and Victor A. Smith: United States;

                  Shari Arison, Jason Arison and David Arison: Israel and United States; and

                  Madeleine Arison and Susan Gibaut: British."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No material change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The aggregate amount of Shares beneficially owned by the Reporting Persons that have been or are to be sold pursuant to sales plans under Rule 10b5-1 on and after

August 28, 2003 is approximately 47 million. In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  All ownership percentages set forth herein assume that there are 634,758,397 Shares outstanding, representing the total number of shares reported in the Definitive Proxy Statement on Schedule 14A of Carnival Corporation dated February 14, 2005 to be outstanding as of February 14, 2005.

                  (a) and (b)(i) TAMMS L.P. may be deemed to own beneficially 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 Shares held by TAMMS L.P.

                  (ii) TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,317 Shares held by TAMMS L.P. and shares dispositive power over the remaining 3,287,851 Shares held by TAMMS L.P.

                  (iii) Nickel Continued Irrevocable Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. Nickel Continued Irrevocable Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

                  (iv) MA 1997, L.P. beneficially owns an aggregate of 2,599,265 Shares (approximately 0.4% of the total number of Shares outstanding), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such Shares that it holds directly.

                  (v) MA 1997, Inc. beneficially owns an aggregate of 2,599,265 Shares (approximately 0.4% of the total number of Shares outstanding), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such Shares.

                  (vi) Nickel 1994 "B" Trust beneficially owns 106,114,284 Shares (approximately 16.7% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 1994 "B" Trust has sole voting power and dispositive power with respect to all such Shares held by B Shares, L.P.

                  (vii) B Shares, L.P. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.7% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

                  (viii) B Shares, Inc. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.7% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

                  (ix) Micky Arison beneficially owns an aggregate of 196,104,443 Shares (approximately 30.9% of the total number of Shares outstanding), 696,000 Shares of which are underlying vested options which he holds directly, 2,599,265 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 "B" Trust, 81,639,532 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 1,432,440 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Artsfare 2003 Trust. Micky Arison has shared dispositive and voting power with respect to the 41,489,930 Shares held by the Artsfare 1992 Irrevocable Trust and with respect to 39,611,209 Shares held by the Eternity Four Trust. Micky Arison has sole voting and dispositive power with respect to the 2,599,265 Shares indirectly held by the Nickel 2003 Revocable Trust, which is the sole stockholder of MA 1997, Inc. Micky Arison has shared dispositive power with respect to 1,432,440 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting power over the 400,000 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 538,393 Shares held by the Nickel 1997 Irrevocable Trust and the 106,114,284 Shares indirectly held by the Nickel 1994 "B" Trust. Micky Arison is deemed to be the beneficial owner of the 696,000 Shares underlying vested options and the 3,622,922 Shares held by the Nickel 2003 GRAT over which he may acquire beneficial ownership at any time by replacing the trustee or reacquiring the Shares from the Nickel 2003 GRAT by substituting other property of an equivalent value.

                  Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may also be deemed to share voting power with respect to the remaining 2,620,728 Shares beneficially owned by TAMMS L.P. in addition to 1,032,440 Shares held by the Artsfare 2003 Trust. Micky Arison disclaims beneficial ownership of the 2,620,728 Shares owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of the 2,620,728 Shares held by TAMMS L.P.

                  (x) Eternity One Trust beneficially owns an aggregate of 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. Eternity One Trust has shared dispositive power over all such Shares.

                  (xi) Eternity Two Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. Eternity Two Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  (xii) Shari Arison beneficially owns 5,103,908 Shares (approximately 0.8% of the total number of Shares outstanding). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 Shares directly held by Eternity One Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 Shares held by TAMMS L.P. Ms. Arison also may be deemed to beneficially own 1,200 Shares held by her children and have shared voting and dispositive power over such Shares. Ms. Arison disclaims beneficial ownership of such Shares held by her children.

                  (xiii) JMD Delaware, Inc. beneficially owns an aggregate of 8,880,692 Shares (approximately 1.4% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel Continued Irrevocable Trust, the Jafasa Continued Irrevocable Trust and the Nickel 2003 GRAT. JMD Delaware, Inc. has sole voting and dispositive power with respect to the Shares held by the Nickel Continued Irrevocable Trust, the Nickel 2003 GRAT and 2,374,200 Shares held by the Jafasa Continued Irrevocable Trust. JMD Delaware, Inc. has shared dispositive power with respect to 759,010 Shares held by the Jafasa Continued Irrevocable Trust. Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power. JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

                  (xiv) James M. Dubin beneficially owns an aggregate of 125,259,997 Shares (approximately 19.7% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 125,258,997 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and JMD-LMA Protector, Inc., a fifty-percent shareholder of Knight Protector, Inc. and the sole trustee of the Artsfare 2003 Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

                  (xv) Artsfare 1992 Irrevocable Trust beneficially owns the 41,489,930 Shares for which it exercises shared dispositive power (approximately 6.5% of the total number of Shares outstanding).

                  (xvi) Knight Protector, Inc. beneficially owns an aggregate of 73,455,935 Shares (approximately 11.6% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and the protector of Eternity Two Trust. Knight Protector, Inc. has shared voting and dispositive power with respect to the 3,000,000 Shares held by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Knight Protector, Inc. has shared dispositive power with respect to

Shares held by Eternity Four Trust. Knight Protector, Inc. has shared voting power with respect to 39,611,209 Shares held by Eternity Four Trust, and has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust.

                  (xvii) SunTrust Delaware Trust Company beneficially owns 41,489,930 Shares (approximately 6.5% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 1992 Irrevocable Trust. SunTrust Delaware Trust Company has shared dispositive power with respect to the Shares held by Artsfare 1992 Irrevocable Trust. Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares for which it exercises such dispositive power. SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

                  (xviii) JMD-LMA Protector, Inc. beneficially owns an aggregate of 41,489,930 Shares (approximately 6.5% of the total number of Shares outstanding), by virtue of being the protector of Artsfare 1992 Irrevocable Trust. JMD-LMA Protector, Inc., has shared voting and dispositive power with respect to Shares held by Artsfare 1992 Irrevocable Trust.

                  (xix) JPMorgan Trust Company of Delaware beneficially owns 8,861,718 Shares (approximately 1.4% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity One Trust and Eternity Two Trust. JPMorgan Trust Company of Delaware has shared dispositive power with respect to the 4,000,000 Shares directly held by Eternity One Trust and 1,102,708 Shares held by TAMMS L.P. JPMorgan Trust Company of Delaware has shared voting and dispositive power with respect to the 3,000,000 Shares held directly by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Accordingly, JPMorgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared voting and/or dispositive power. JPMorgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

                  (xx) Artsfare 2003 Trust beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,032,440 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. Artsfare 2003 Trust has shared dispositive power with respect to the 400,000 Shares directly held by MBA and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  (xxi) MBA beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 Shares of which it holds directly and 1,032,440 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 400,000 Shares it holds directly and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  (xxii) The Jafasa Continued Irrevocable Trust beneficially owns an aggregate of 3,133,210 Shares (approximately 0.5% of the total number of Shares outstanding), 2,374,200 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Jafasa Continued Irrevocable Trust has sole voting and dispositive power with respect to the 2,374,200 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  (xxiii) John J. O'Neil beneficially owns an aggregate of 73,455,935 Shares (approximately 11.6% of the total number of Shares outstanding) by virtue of being a fifty-percent shareholder of Knight Protector, Inc. Mr. O'Neil has shared voting and dispositive power with respect to the 3,000,000 Shares held by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Mr. O'Neil has shared voting and dispositive power with respect to the Shares held by Eternity Four Trust. Accordingly, Mr. O'Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power. Mr. O'Neil disclaims beneficial ownership of all such Shares.

                  (xxiv) The Nickel 2003 GRAT owns an aggregate of 3,622,922 Shares (approximately 0.6% of the total number of Shares outstanding). The Nickel 2003 GRAT has sole voting power and sole dispositive power with respect to the 3,622,922 Shares held by it.

                  (xxv) The Reporting Persons, as a group, beneficially own an aggregate of 240,311,847 Shares (approximately 37.8% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power.

                  (c) (i) During the past 60 days, Nickel 1997 Irrevocable Trust(1) has sold Shares in open market transactions on the New York Stock Exchange as follows:

------------------------------------------------------------------------------
                                                           AVERAGE
             DATE           NO. OF SHARES SOLD         PRICE PER SHARE
------------------------------------------------------------------------------
          1/19/2005               75,000                    $58.50
          1/25/2005               19,100                    $55.52
          1/26/2005              105,000                    $56.00
          1/27/2005               25,000                    $57.00
           2/1/2005               59,000                    $56.69
           2/4/2005               30,000                    $56.27
           2/7/2005               12,000                    $56.73
           2/9/2005               15,100                    $55.85
          2/10/2005               48,000                    $55.01
          2/11/2005               85,000                    $55.45
          2/15/2005               54,000                    $56.22
          2/17/2005               40,000                    $56.36
          2/18/2005               36,000                    $55.78


---------------
(1) Micky Arison reports beneficial ownership of the Shares held by Nickel 1997 Irrevocable Trust.

                  (c) (ii) During the past 60 days, Artsfare 1992 Irrevocable Trust(2) has sold Shares in open market transactions on the New York Stock Exchange as follows:

------------------------------------------------------------------------------
                                                           AVERAGE
             DATE           NO. OF SHARES SOLD         PRICE PER SHARE
------------------------------------------------------------------------------
         1/19/2005                  30,000                   $58.47
         1/25/2005                   4,000                   $55.56
         1/26/2005                  25,000                   $55.98
         1/27/2005                  15,000                   $57.00
          2/1/2005                  32,000                   $56.64
          2/4/2005                  20,000                   $56.26
          2/7/2005                   8,000                   $56.72
          2/9/2005                  10,100                   $55.86
         2/10/2005                  32,000                   $55.06
         2/11/2005                  45,000                   $55.42
         2/15/2005                  46,000                   $56.26
         2/17/2005                  27,000                   $56.36
         2/18/2005                  21,000                   $55.77
          3/2/2005                  23,700                   $54.29
          3/4/2005                   2,000                   $54.41
          3/7/2005                  10,000                   $54.46
          3/8/2005                   1,500                   $55.02
         3/10/2005                   8,000                   $53.94
         3/11/2005                  22,000                   $54.60
         3/15/2005                  32,000                   $54.74
         3/16/2005                  32,000                   $55.14
         3/17/2005                  24,700                   $55.42

-----------------
(2) Each of Micky Arison, SunTrust Delaware Trust Company, JMD-LMA Protector, Inc. and James M. Dubin also report beneficial ownership of the Shares held by Artsfare 1992 Irrevocable Trust.

                  (c) (iii) During the past 60 days, the Jafasa Continued Irrevocable Trust(3) has sold Shares in open market transactions on the New York Stock Exchange as follows:

------------------------------------------------------------------------------
                                                           AVERAGE
             DATE           NO. OF SHARES SOLD         PRICE PER SHARE
------------------------------------------------------------------------------
         2/22/2005                  15,000                   $54.75
         2/23/2005                  20,000                   $53.87
         2/24/2005                  27,500                   $53.85
         2/25/2005                  65,000                   $54.74
          3/1/2005                  85,000                   $54.41
          3/2/2005                  45,000                   $54.29
          3/4/2005                  10,000                   $54.43
          3/7/2005                  30,000                   $54.45
          3/8/2005                   7,500                   $55.00
         3/10/2005                  30,000                   $54.00

------------------------------------------------------------------------------
                                                           AVERAGE
             DATE           NO. OF SHARES SOLD         PRICE PER SHARE
------------------------------------------------------------------------------
         3/11/2005                  52,000                   $54.60
         3/15/2005                  85,000                   $54.75
         3/16/2005                  85,000                   $55.13
         3/17/2005                  68,800                   $55.42


----------------
(3) Each of JMD Delaware, Inc. and James M. Dubin also report beneficial ownership of the Shares held by the Jafasa Continued Irrevocable Trust.

                  (c) (iv) During the past 60 days, the Eternity Four(4) has sold Shares in open market transactions on the New York Stock Exchange as follows:

------------------------------------------------------------------------------
                                                           AVERAGE
             DATE           NO. OF SHARES SOLD         PRICE PER SHARE
------------------------------------------------------------------------------
         2/22/2005                  25,000                   $54.72
         2/23/2005                  75,000                   $53.87
         2/24/2005                  92,500                   $53.90
         2/25/2005                 225,000                   $54.74
          3/1/2005                 315,000                   $54.43
          3/2/2005                 160,000                   $54.29
          3/4/2005                  40,000                   $54.44
          3/7/2005                 125,000                   $54.44
          3/8/2005                   7,500                   $55.00
         3/10/2005                  94,400                   $53.96
         3/11/2005                 226,500                   $54.60
         3/15/2005                 191,000                   $54.82
         3/16/2005                 243,700                   $55.16
         3/17/2005                 270,000                   $55.42

-----------------
(4) Each of Knight Protector, Inc., John J. O'Neil and James M. Dubin report beneficial ownership of the Shares held by Eternity Four Trust.

                  Except as set forth in this paragraph (c) and in Item 4, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

                  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  No material change.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibits have been filed with this Schedule 13D.

Exhibit 32 Joint Filing Agreement, dated as of March 21, 2005, among TAMMS L.P., TAMMS Corp., Nickel Continued Irrevocable Trust, MA 1997, L.P., MA 1997, Inc., Nickel 1994 "B" Trust, B Shares, L.P., B Shares, Inc., Micky Arison, Eternity One Trust, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 1992 Irrevocable Trust, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., JPMorgan Trust Company of Delaware, Artsfare 2003 Trust, MBA, Jafasa Continued Irrevocable Trust, John J. O'Neil and Nickel 2003 GRAT.

Exhibit 33 Power of Attorney, dated as of March 8, 2005, by Eternity Two Trust and JPMorgan Trust Company of Delaware.

The Powers of Attorney filed for Artsfare 1992 Irrevocable Trust and SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Eternity One Trust as an exhibit to Amendment No. 7 to Schedule 13D filed on November 19, 2004 and the Powers of Attorney filed for the other signatories hereto (other than Eternity Two Trust and JPMorgan Trust Company of Delaware) as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference. The Powers of Attorney for Eternity Two Trust and JPMorgan Trust Company of Delaware are filed as an exhibit hereto.

                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 2005

ARTSFARE 1992 IRREVOCABLE TRUST
ARTSFARE 2003 TRUST
ETERNITY ONE TRUST
ETERNITY TWO TRUST
JAFASA CONTINUED IRREVOCABLE TRUST
JAMES M. DUBIN
JMD DELAWARE, INC.
JPMORGAN TRUST COMPANY OF DELAWARE
MA 1994 B SHARES, INC.
MA 1994 B SHARES, L.P.
MA 1997 HOLDINGS, INC.
MA 1997 HOLDINGS, L.P.
MBA I, L.P.
MICKY ARISON
NICKEL 1994 "B" TRUST
NICKEL 2003 GRAT
NICKEL CONTINUED IRREVOCABLE TRUST
SUNTRUST DELAWARE TRUST COMPANY
SHARI ARISON
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
TAMMS MANAGEMENT CORPORATION


By: /s/ John J. O'Neil
    ------------------------------------
    John J. O'Neil, Attorney-in-Fact



JMD-LMA PROTECTOR, INC.
KNIGHT PROTECTOR, INC.

By: /s/ John J. O'Neil
    ------------------------------------
    John J. O'Neil, Authorized Signatory



/s/ John J. O'Neil
----------------------------------------
John J. O'Neil

                                INDEX TO EXHIBITS

EXHIBITS
--------

Exhibit 32 Joint Filing Agreement, dated as of March 21, 2005, among TAMMS L.P., TAMMS Corp., Nickel Continued Irrevocable Trust, MA 1997, L.P., MA 1997, Inc., Nickel 1994 "B" Trust, B Shares, L.P., B Shares, Inc., Micky Arison, Eternity One Trust, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 1992 Irrevocable Trust, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., JPMorgan Trust Company of Delaware, Artsfare 2003 Trust, MBA, Jafasa Continued Irrevocable Trust, John J. O'Neil and Nickel 2003 GRAT.

Exhibit 33 Power of Attorney, dated as of March 8, 2005, by Eternity Two Trust and JPMorgan Trust Company of Delaware.